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                             June 23, 2021

       Adeeb Tadros
       Chief Executive Officer
       Emo Capital Corp.
       2620 S Maryland Parkway, Suite 252
       Las Vegas, NV 89109

                                                        Re: Emo Capital Corp.
                                                            Registration
Statement on Form 10-12G
                                                            Filed June 9, 2021
                                                            File No. 000-54291

       Dear Mr. Tadros:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Registration Statement on Form 10-12G

       Risk Factors
       As of July 31, 2020, we had total liabilities of $60,415..., page 10

   1. In your letter dated June 9, 2021, you state that the company is unable to identify the shareholder who made
the loan of $13,425. Please disclose this in the filing and the risks and uncertainties
related to not knowing the identity of the lender. Explain how the loan is evidenced, how you
determined that it is from a shareholder, and how you determined that the loan is
without interest or a fixed term of repayment.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Megan
Akst, Senior Staff Accountant, at (202) 551-3407 or Christine
 Adeeb Tadros
Emo Capital Corp.
June 23, 2021
Page 2

Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at
(202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameAdeeb Tadros
                                                          Division of
Corporation Finance
Comapany NameEmo Capital Corp.
                                                          Office of Technology
June 23, 2021 Page 2
cc:       William Ruffa Jr.
FirstName LastName